 Exceed Company Ltd. Announces Settlement

Of Dispute With D.B. Research LLC

Fujian, China — March 30, 2012 — Exceed Company Ltd. (NASDAQ: EDS) (“EDS”, “Exceed” or “the Company”), the owner and operator of “Xidelong” brand – one of the leading domestic sportswear brands in China – today announced that it has reached settlement (the “Settlement Agreement”) with D.B. Research LLC (“D.B. Research”), an independent research firm based in Chesapeake, Virginia, and its principal Michael Joseph Ritinski, in connection with the reports issued by D.B. Research in August 2011 and on March 14, 2012 (the “Reports”).

Pursuant to the Settlement Agreement, D.B. Research has agreed to remove the Reports from its website and undertake its best efforts to remove said Reports from third-party websites. D.B. Research has further agreed to relinquish any positions it has relative to Exceed and that it will not assist others in the future in taking short positions in the Company’s stock. As a condition of settlement, neither D.B. Research nor Mr. Ritinski admit to any liability or wrongdoing.

Mr. Shuipan Lin, Exceed’s founder, Chairman and CEO, commented, “The Company is pleased with the terms of settlement with D.B. Research and Mr. Ritinski, and believes that settlement of the matter was in the best interest of the Company and its shareholders at this juncture. Exceed has and continues to maintain the highest degree of transparency and disclosure with regards to all aspects of its financial reporting and corporate communications, and is intent on protecting its shareholders from any further damage inflicted by short sellers who stand to benefit financially by a decline in the Company’s share price.”

Safe Harbor Statement

This announcement contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our future actions could be materially different from our current expectations. A number of factors could cause to differ materially from those contained in these forward-looking statements, including but not limited to changes in our goals and strategies and our financial condition. The forward-looking statements made in this announcement relate only to events or information as of the date on which this announcement is published. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date this announcement is published or to reflect the occurrence of unanticipated events.

About Exceed Company Ltd.

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on NASDAQ under the symbol "EDS".

For further information, please contact:

Investor Relations (Hong Kong)	Investor Relations (US)
Mahmoud Siddig	Bryan Degnan
Taylor Rafferty	Taylor Rafferty
T: +852 3196 3712	T: +1 (212) 889-4350
E: Exceed@Taylor-Rafferty.com	E: Exceed@Taylor-Rafferty.com